Exhibit 12.1

Acclaim Entertainment, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended		Seven Months Ended		Fiscal Years Ended
	December 28, 2003	December 1, 2002	March 31, 2003	March 31, 2002	August 31, 2002	August 31, 2001	August 31, 2000	August 31, 1999	August 31, 1998
(Loss) earnings before income taxes	$(31,048)	$(39,445)	$(67,996)	$11,502	$(5,253)	$17,187	$(131,653)	$39,030	$21,454

Fixed charges:
Interest expense	3,671	4,801	3,782	4,599	7,220	10,643	11,449	10,343	9,028
Non-cash financing expense	3,085	579	756	1,182	1,504	350	—	—	—
Interest component of rental expense (30%)	643	693	499	499	892	763	1,045	852	790

	7,399	6,073	5,037	6,280	9,616	11,756	12,494	11,195	9,818

(Loss) earnings before income taxes plus fixed charges	$(23,649)	$(33,372)	$(62,959)	$17,782	$4,363	$28,943	$(119,159)	$50,225	$31,272

Ratio of earnings to fixed charges(1)(2)	N/A	N/A	N/A	2.8	N/A	2.5	N/A	4.5	3.2
Deficiency in coverage of fixed charges	$(31,048)	$(39,445)	$(67,996)	$—	$(5,253)	$—	$(131,653)	$—	$—

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as (loss) earnings before income taxes plus fixed charges. Fixed charges include interest expense on all indebtedness, non-cash financing expenses associated primarily with the amortization of financing costs and approximately 30% of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest.
(2)	The ratio of earnings to fixed charges was less than one for the nine months ended December 28, 2003 and December 1, 2002, the seven months ended March 31, 2003, the fiscal year ended August 31, 2002 and August 31, 2000 due to the (loss) earnings before income taxes in those periods.